SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)*

                             AMERICAN SKIING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000296541
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         299 Park Avenue                             Lowenstein Sandler PC
         22nd Floor                                  65 Livingston Avenue
         New York, New York  10171                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 0000296541
--------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):
                            Stephen Feinberg
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                      Not
         (b)                   Applicable
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                        Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
     Number of                               7) Sole Voting Power:            *
                                             -----------------------------------
     Shares Beneficially                     8) Shared Voting Power:          *
                                             -----------------------------------
     Owned by
     Each Reporting                          9) Sole Dispositive Power:       *
                                             -----------------------------------
     Person With:                            10) Shared Dispositive Power:    *
                                             -----------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    1,352,800*
--------------------------------------------------------------------------------
12)  Check  if  the Aggregate  Amount in  Row (11) Excludes Certain Shares  (See
     Instructions):          Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):       8.0%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------

* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 288,600 shares of the common stock, par value $0.01 per share (the "Shares"), of American Skiing Company (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 743,700 Shares, and various other private investment funds (the "Funds") hold in the aggregate 320,500 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International and the Funds. Thus, as of November 24, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,352,800 Shares, or 8.0% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share (the "Shares"), of American Skiing Company (the "Company"), whose principal executive offices are located at 136 Heber Avenue, #303, P.O. Box 4552, Park City, Utah 84060.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Stephen Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus") and (ii) through one or more intermediate entities, the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and various other private investment funds (the "Funds"). Cerberus, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Stephen Feinberg also provides investment management and other services for various other third parties.

          Stephen Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Stephen Feinberg is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Proxy Statement on Form 14A filed on November 22, 2004, there were issued and outstanding 16,977,653 Shares as of November 18, 2004. As of November 24, 2004, Cerberus was the holder of 288,600 Shares, International was the holder of 743,700 Shares and the Funds held in the aggregate 320,500 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International and the Funds. Thus, as of November 24, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,352,800 Shares, or 8.0% of those deemed issued and outstanding as of that date pursuant to Reg. Section 240.13d-3.

          During the sixty days prior to November 24, 2004, the only transaction in Shares, or securities convertible into Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the exchange of all 36,626 shares of 10 1/2% Repriced Convertible Exchangeable Preferred Stock of the Company (the "Preferred Stock") held by Madeleine LLC, a Delaware limited liability company ("Madeleine"), for junior subordinated notes due April 2012 of the Company in the principal amount of approximately $76,700,000 (the "Notes") pursuant to that certain Exchange Agreement, dated as of October 12, 2004, by and between the Company and Madeleine (the "Exchange Agreement"), as further described in Item 6 of this Schedule 13D Amendment No. 8.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         The Company and Madeleine entered into the Exchange Agreement which provided for, among other things, upon the satisfaction of certain conditions precedent including but not limited to the consummation of a new senior secured credit facility in favor of the Company and the consummation of a tender offer by the Company for the Company's $120,000,000 senior subordinated notes due 2006, the Company agreed to issue, at the closing under the Exchange Agreement, the Notes to Madeleine in exchange for all 36,626 shares of Preferred Stock held by Madeleine, as further set forth and described in the Exchange Agreement attached as Exhibit 1 of Item 7 hereof. The closing under the Exchange Agreement and the issuance by the Company of the Notes to Madeleine in exchange for the shares of Preferred Stock held by Madeleine occurred on November 24, 2004.

         Except as described in this Schedule 13D Amendment No. 8, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, and/or any entity the securities of which Stephen Feinberg exercises voting or investment control, and any person or entity.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Exchange Agreement, dated as of October 12, 2004, by and between Madeleine LLC and American Skiing Company.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            December 20, 2004


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the    managing   member of Cerberus
                                            Associates,   L.L.C.,  the   general
                                            partner of Cerberus  Partners, L.P.,
                                            and as the investment manager   for
                                            each of Cerberus International, Ltd.
                                            and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                                                  Execution Copy


                             AMERICAN SKIING COMPANY

                               EXCHANGE AGREEMENT

This Exchange Agreement (this "Agreement") is made and entered into as of October 12, 2004, by and between American Skiing Company (the "Company") and Madeleine LLC (the "Holder"), the holder of 10.5% Repriced Convertible Exchangeable Preferred Stock (the "Preferred Stock") of the Company.

                                    RECITALS

WHEREAS, the Holder currently holds 36,626 shares of Preferred Stock of the Company, representing all outstanding shares of Preferred Stock (the "Outstanding Preferred Stock"), on behalf of investment funds and accounts managed by Cerberus Capital Management, L.P. (such funds and accounts, collectively, the "Beneficiary Owners"); and

WHEREAS, the Holder and the Company desire to exchange the Outstanding Preferred Stock for Junior Subordinated Notes due 2012 of the Company (the "Notes") on the terms and conditions set forth in this Agreement (the "Exchange").

NOW, THEREFORE, in consideration of the mutual agreements and obligations set forth herein, the parties hereby agree as follows:

1.  Exchange of Preferred Stock.

          (a) Subject to the terms and conditions herein, the Holder shall sell, transfer, surrender and assign to the Company the Outstanding Preferred Stock and in exchange therefor, the Company shall issue to the Holder the Notes with a principal amount equal to the aggregate liquidation preference of such shares of Preferred Stock plus, without duplication, accrued and unpaid dividends thereon (rounded to the nearest multiple of $100).

          (b) Subject to the terms and conditions herein, the closing of the Exchange (the "Closing") shall occur immediately following the closing of the New Credit Agreement (as defined in Section 3(b)) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP or such other time and place as the parties agree.

          (c) At the Closing, (i) the Holder shall deliver to the Company one or more certificates or other instruments representing the Outstanding Preferred Stock duly endorsed in blank or accompanied by appropriate instruments of transfer duly endorsed in blank, (ii) the Company and the Holder, as trustee shall enter into an indenture governing the Notes (the "Indenture") which Indenture shall be in the form attached hereto as Exhibit A (with such changes as the parties may agree), (iii) the Company shall issue the Notes (which shall be in substantially the form attached as an exhibit to the Indenture attached hereto as Exhibit A) in certificated form registered in the name of the Holder and (iv) the Holder, as trustee under the Indenture, shall authenticate the Notes.


Doc #:NY6:830593.6

          (d) The Company shall notify the Holder of the proposed closing date and the principal amount of the Notes to be issued at least two days prior to the Closing.

          (e) Each of the Company and the Holder agrees to execute and deliver such other documents and instruments of transfer as may be necessary to carry out the Exchange.

2.  Representations, Warranties and Covenants.

          (a) The Holder, for itself and for each of the Beneficiary Owners, hereby represents, warrants, acknowledges and agrees with the Company as follows:

               (i) The Holder is the sole legal owner of the Outstanding Preferred Stock, and holds the shares of Outstanding Preferred Stock on behalf of the Beneficiary Owners. The shares of Outstanding Preferred Stock being transferred hereunder are free and clear of any liens, charges or encumbrances and upon completion of the Exchange, the Holders will convey to the Company good title to the shares of Outstanding Preferred Stock free and clear of all liens, charges and encumbrances.

               (ii)  The  Holder  and  each  of   the  Beneficiary  Owners   are
"qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

               (iii) The Holder and each of the Beneficiary Owners are acquiring the Notes for the Holder's own account for investment only, and not with a view towards their distribution in violation of the Securities Act.

               (iv)  The  Holder  and  each  of  the  Beneficiary  Owners   have
sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the investment in the Notes.

               (v) The Holder and each of the Beneficiary Owners understand that the Notes have not been registered under the Securities Act and, therefore, may not be transferred, resold or otherwise disposed of except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

               (vi) (A) The Holder is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, (B) the Holder has all of the power and authority necessary to enter into this Agreement and to consummate the transactions contemplated hereunder and (C) this Agreement has been duly authorized, executed and delivered by the Holder and is a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (y) as limited by general principles of equity that restrict the availability of equitable remedies.

Doc #:NY6:830593.6                                                            2

               (vii) Upon consummation of the Exchange, the Holder, for itself and each of the Beneficiary Owners, solely in their capacity as owners of the Outstanding Preferred Stock, hereby releases and forever discharges the Company, its subsidiaries, affiliates, officers, directors, shareholders and employees from any and all actions, causes of action, damages, responsibilities and liabilities arising from or related to the failure by the Company to redeem the Outstanding Preferred Stock on or prior to the Closing.

          (b) The Company hereby represents, warrants, acknowledges and agrees with the Holder as follows:

               (i) (A) The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (B) it has all of the corporate power and authority necessary to enter into this Agreement and to consummate the transactions contemplated hereunder, (C) this Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

               (ii) (A) the Company has all necessary power and authority to enter into the Indenture and perform its obligations thereunder; (B) the Indenture has been duly authorized by the Company and, when executed and delivered to the Company and the Holder, as trustee, pursuant to the terms thereof, will constitute a valid and binding obligation of the Company and enforceable against the Company in accordance with its terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and
(y) as limited by general principles of equity that restrict the availability of equitable remedies.

               (iii) (A) the Company has all necessary power and authority to execute, issue and deliver the Notes and perform its obligations thereunder;
(B) the Notes have been duly authorized by the Company and, when executed, authenticated and issued in accordance with the terms of the Indenture and delivered to the Holder pursuant to this Agreement at the Closing, will constitute valid and binding obligations of the Company, entitled to the benefits of the Indenture, and enforceable against the Company in accordance with their terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (y) as limited by general principles of equity that restrict the availability of equitable remedies.

3.   Conditions Precedent.

          (a) The obligations of the Holder hereunder to consummate the Exchange shall be subject to satisfaction (or waiver by the Holder) of the following conditions:


Doc #:NY6:830593.6                                                            3

               (i) all of the representation and warranties of the Company contained in Section 2(b) are true and correct in all material respects as of the Closing as if made on such date; and

               (ii) the Company shall have accepted for payment and paid for a majority of the outstanding 12% Senior Subordinated Notes due 2006 (the "Senior Notes") pursuant to the terms of the Offer to Purchase dated October 12, 2004 (the "Offer to Purchase"), the supplemental indenture for the proposed amendments to the indenture relating to the Senior Notes described in the Offer to Purchase shall have been executed and delivered and such proposed amendments shall have become operative.

          (b) The obligations of the Company hereunder to consummate the Exchange shall be subject to the satisfaction (or waiver by the Company) of the following conditions:

               (i) all of the representations and warranties of the Holder contained in Section 2(a) are true and correct in all material respects as of the Closing, as if made on such date;

               (ii) the Company shall have entered into new credit agreements on substantially the terms set forth in the commitment letter (including the term sheets delivered in conjunction therewith), dated September 28, 2004, with General Electric Capital Corporation, GECC Capital Markets Group, Inc. and Credit Suisse First Boston (collectively, the "New Credit Agreement"), and the closing of, and the initial funding under, the New Credit Agreement shall have occurred; and

               (iii) the Company shall have accepted for payment and paid for a majority of the outstanding Senior Notes pursuant to the terms of the Offer to Purchase, the supplemental indenture for the proposed amendments to the Indenture relating to the Senior Notes described in the Offer to Purchase shall have been executed and delivered and such proposed amendments shall have become operative.

4. Termination. If the Closing shall not have occurred prior to January 11, 2005, either party may terminate this Agreement by written notice to the other party; provided, however (i) that any party hereto that breaches its obligations hereunder shall have no right to terminate this Agreement; and (ii) the termination of this Agreement shall not relieve any breaching party from any liability arising from the breach of its obligations under this Agreement.

5. Supplemental Indenture. (a) At or immediately prior to the Closing, the Company and Oak Hill Capital Partners, L.P. as trustee shall enter into a supplement to the indenture, dated as of August 31, 2001, between the Company and Oak Hill Capital Partners, L.P. (the "Convertible Notes Indenture") that, among other things, extends the maturity of the 11.3025% Convertible Subordinated Notes due 2007 (the "Convertible Subordinated Notes") to the same date as the maturity date of the Notes in the form of Exhibit B hereto (the "Convertible Notes Supplemental Indenture") and (b) at or prior to the Closing, the Company and Oak Hill Capital Partners, L.P. shall not amend, modify or alter

Doc #:NY6:830593.6                                                            4
any terms of Convertible Subordinated Notes or the Convertible Subordinated Notes Indenture other than as provided for in the Convertible Notes Supplemental Indenture; provided, however, that neither party shall be obligated to enter into the Convertible Notes Supplemental Indenture if the conditions set forth in
Section 3(b) hereof are not satisfied or waived.

6. Successor Trustee. If the Holder transfers, sells, assigns or conveys any Notes to any person that is not an Affiliate (as defined in the Indenture) of the Holder or the Beneficiary Owners and if the trustee under the Indenture either resigns or is removed pursuant to Section 8.08 of the Indenture, the Company hereby agrees to promptly appoint a successor trustee that complies with the terms of the Indenture and is not an Affiliate of the Company, Oak Hill Capital Partners, L.P. or Oak Hill Securities Fund, L.P. at the Company's expense, which trustee shall be reasonably satisfactory to the Holder.

7. Successors and Assigns; No Third Party Beneficiary. This Agreement may not be assigned or transferred by either party without the prior written consent of the other party. Nothing in this Agreement is intended or shall be construed to confer upon, or give to, any person other than the parties hereto and their respective successors and assigns any rights whatsoever and all of the terms, covenants, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their respective successors and assigns.

8. Entire Agreement; Amendment. This Agreement constitutes the entire understanding and agreement among the parties with regard to all matters herein, and there are no other agreements, conditions or representations, oral or written, express or implied, with regard thereto. This Agreement may be amended only by an instrument in writing signed by each party.

9. Notice. All notices and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given:
(a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All notices to a party hereto must be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party.

                  If to the Company:

                           American Skiing Company
                           P. O. Box 4552
                           136 Heber Ave.
                           Park City, UT 84060
                           Telecopy: (435) 615 0340
                           Attention: Chief Financial Officer


Doc #:NY6:830593.6                                                            5
                  with a copy to:

                           American Skiing Company
                           One Monument Way
                           Portland, ME 04101
                           Attention: Foster Stewart

                  and a copy to:

                           Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                           New York, NY 10019
                           Telecopy: (212) 373-2377
                           Attention: John C. Kennedy, Esq.

                  If to the Holder:

                           Madeleine, LLC
                           299 Park Avenue
                           New York, NY 10171
                           Attention: Mark A. Neporent

                  with a copy to:

                           Stuart D. Freedman, Esq.
                           Schulte Roth & Zabel LLP
                           919 Third Avenue
                           New York, NY 10022


10. Governing Law. This Agreement shall be governed by the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

11. Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not control or effect the meaning or construction of any of the provisions of this Agreement.

12. Counterparts. This Agreement may be executed by the parties hereto in one or more counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Doc #:NY6:830593.6                                                            6

                                            AMERICAN SKIING COMPANY


                                            By:_________________________________
                                               Name:
                                               Title:

                                            MADELEINE LLC


                                            By:_________________________________
                                               Name:
                                               Title:



Accepted and agreed with
respect to Section 5 hereof only:

Oak Hill Capital Partners, L.P.,

By: OHCP GenPar, L.P., its general partner

By: OHCP MGP, LLC, its general partner


By:______________________________________
    Name:
    Title:












Doc #:NY6:830593.6                                                            7